UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

VimpelCom makes a provision in connection with ongoing investigations

Amsterdam (November 3, 2015)-As previously disclosed, the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) are conducting investigations relating primarily to VimpelCom Ltd.’s (the “Company” or “VimpelCom”) business in Uzbekistan and prior dealings with Takilant Ltd.

As announced in February of 2015, the Company has been exploring resolution of the Company’s potential liabilities. The Company continues to cooperate with the authorities. Based on its ongoing assessment of the investigation during the third quarter of 2015, the Company will make a provision in the amount of US$900 million in its third quarter financial statements.

The discussions with the authorities are ongoing and, until concluded, there can be no certainty as to the final cost to the Company of any such resolution or the nature, likelihood or timing of a definitive resolution.

At this time, the Company will make no further comments on the ongoing discussions.

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “plan”, “forecast”, “expect”, “intend”, “would”, “could”, “if”, “may” and similar expressions. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom, headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2015, VimpelCom had 213 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations

VimpelCom Ltd.

Bart Morselt/Remco Vergeer

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse

Tel: +31 20 79 77 200 (Amsterdam)

Tanno Massar

Tel: +31 6 2187 4863

pr@vimpelcom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 3, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel